FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

Announcement

Further to prior announcements with respect to the proposed increase in the paid-in capital of Finansbank A.Ş. (“Finansbank”), National Bank of Greece (“NBG”) announces Finansbank’s intention to launch an offering of its ordinary shares (the “Offering”) through the Borsa İstanbul A.Ş. (the “BIST”).

The Offering is expected to be completed in April 2015, subject to market conditions.

Through the Offering, Finansbank is expected to strengthen its capital, thus financing its expansion in the rapidly growing Turkish banking market and ensuring it has the necessary capital base to continue its expansion into the promising SME and corporate banking segment.

Finansbank, through the share capital increase, aims to achieve the following in the medium-term: a) an average annual loan growth of at least 20%; b) a return on average shareholders’ equity and return on average total assets of approximately 15% and 1.8%, respectively; and c) to continue to maintain capital levels with a target core equity Tier I ratio (under Basel III) of at least 12%.

NBG expects that the Offering will strengthen its capital base and generate additional liquidity.

Alexandros Tourkolias, Chief Executive Officer of NBG, said:

“We are pleased that Finansbank announces its intention to launch an offering of its shares through a re-IPO on the dynamic Borsa Istanbul, and we believe the offering will be supportive of the future development of Finansbank’s business. NBG is committed to remaining the majority shareholder in Finansbank, and is confident that, under the guidance of Finansbank’s top-quality management team and with the combination of a strong business model and excellent personnel, Finansbank will continue to play a key role in the growing Turkish market.”

The Offering will include:

a)             an issuance of up to 7,150,000,000 new ordinary shares by Finansbank, as well as

b)             a sale of up to 800,000,000 existing ordinary shares in Finansbank currently held by National Bank of Greece S.A.

In addition, up to 1,590,000,000  additional shares will be made available by NBG for the purpose of covering over-allotments (all the above-mentioned shares, the “Shares”). Up to 795,000,000 Shares may be repurchased on behalf of NBG in connection with stabilization transactions.

The Offering will consist of an international offering of Shares outside Turkey to institutional investors and a domestic public offering of Shares to retail and institutional investors in Turkey. The Offering is subjects to the approvals and consents of the competent supervisory authorities.

The allocation of Shares between the international and domestic offering will be fixed at the time of the pricing of the Offering and subject to Turkish securities laws.

It is noted that the Offering is part of the restructuring plan approved by the European Commission Directorate General for Competition. NBG does not have any current intention to reduce its ownership stake in the Bank below 60%.

Additional information on Finansbank can be found on Finansbank’s website at http://www.finansbank.com.tr, including Finansbank’s financial statements as at and for the year ended December 31, 2014 prepared in accordance with the requirements of the Turkish Banking Regulation and Supervisory Agency, as well as the medium-term objectives that have been set by its management

The securities to which this release relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an exemption from such registration.

This announcement may include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will”, or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of the Bank’s plans, objectives, goals, strategies, future operations and performance and the assumptions underlying these forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect NBG’s current views with respect to future events and financial performance and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to such factors as credit exposures, competition, exposure to foreign currency assets and liabilities, operational risk, economic and political developments in Greece and/or Turkey and other factors affecting its business, results of operations, financial position, liquidity, prospects, growth or strategies. Forward-looking statements speak only as of the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: March 11th, 2015

Assistant General Manager Group Finance

/s/ George Angelides
(Registrant)

Date: March 11th, 2015

Director, Financial Division